Exhibit 3.1

AMENDMENT TO THE BYLAWS

OF

Enter Corp.

(a Delaware corporation)

November 24, 2010

The By-Laws of Enter Corp., a Delaware corporation, are hereby amended as follows:

Article IV, Section 3 shall be deleted in its entirety and replaced by the following which shall be inserted in lieu thereof:

“SECTION 3. PRESIDENT. -- The President may be the Chief Executive Officer and the Chief Operating Officer of the Corporation. He may preside at all meetings of the stockholders and of the Board of Directors. Subject to the provisions of these by-laws and to the direction of the Board of Directors, he may have the responsibility for the general management and control of the affairs and business of the Corporation and may perform all duties and have all powers which are commonly incident to the offices of Chief Executive Officer and Chief Operating Officer or which from time to time are delegated to him by the Board of Directors. The President shall have power to sign, in the name of the Corporation, all authorized stock certificates, contracts, documents, tax returns, instruments, checks and bonds or other obligations of the Corporation and may have general supervision and direction of all of the other officers and agents of the Corporation.